EXHIBIT 99.1

CCI GROUP, INC. Announces Transaction

For First Caribbean Resort

September __, 2003

New York, New York.  CCI GROUP, INC. (symbol “CCIG” OTC-BB), formerly Caribbean Clubs International, Inc. (symbol “CCLB” OTC-BB), is pleased to announce the acquisition of a leasehold interest and purchase option to the Palmetto Beach Hotel on the island of Barbuda, West Indies. The Palmetto Beach Hotel is a boutique resort consisting of 24 ocean front rooms. The resort property is located on 90 acres of land, of which the hotel premises occupies approximately 10 acres.

This transaction represents the initial Caribbean resort acquired by CCI, and the company expects to immediately launch its membership campaign. The company’s plan of operations provides for the sale of private memberships to boutique style resorts located in the Caribbean owned, leased or managed by the company. CCI expects to build a portfolio of boutique hotel properties and gradually convert the properties to a private clubs for exclusive use by its members. Each property will reflect a different island location and level of amenities commensurate with that location. The company’s plan of operations is unique in that it generates revenues from two sources; the operation of each resort and the sale of memberships to the resorts.

According to Fred W. Jackson, Jr., the company’s chief executive officer, the resort exhibits many features of a preferred vacation destination, including a swimming pool and oceanfront bar and restaurant, but most importantly, a location on a spectacular, idyllic beach.  Barbuda, a sister island to Antigua, is one of the least developed Caribbean islands consisting of only three hotels, which includes the Palmetto Beach Hotel, and is populated by less than 1,200 residents. The island has long been a Mecca for those desiring exclusive privacy in an unspoiled Caribbean atmosphere. It also is a scuba diving destination due to the many reefs surrounding the island featuring hundreds of shipwrecks.

Forward Looking Statements

The foregoing are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the company’s control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see the company’s filings with the Securities and Exchange Commission. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and business operations of the company.

CCI Group, Inc.

Contact: Fred W. Jackson, Jr., President

               212-421-1400 - phone

               fjackson@caribbeanclubs.net - email